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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)
PulteGroup, Inc.

(Name of Issuer)
Common Stock, Par Value Per Share $0.01

(Title of Class of Securities)
745867101

(CUSIP Number)
William J. Pulte
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, MI 48304
(248) 647 — 2750

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 22, 2010

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	745867101	Page	2	of	8

1	NAMES OF REPORTING PERSONS William J. Pulte

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		41,476,791

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		31,726,791

WITH:	10	SHARED DISPOSITIVE POWER

		9,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	41,476,791

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 745867101
Item 1. Security and Issuer
     The title of the class of equity securities to which this statement relates is Common Shares, par value per share $0.01 (“Common Shares”), of PulteGroup, Inc., a Michigan corporation (“PHM”). The address of PHM’s principal executive offices is 100 Bloomfield Hills Parkway, Suite 300, Bloomfield Hills, Michigan 48304.
Item 2. Identity and Background
     This statement is being filed by William J. Pulte, who is referred to in this Schedule as the “Reporting Person”. The Reporting Person’s present principal occupation or employment is Consultant and Chairman Emeritus of PHM. The Reporting Person’s business address is 100 Bloomfield Hills Parkway, Suite 300, Bloomfield Hills, Michigan 48304.
     The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     Not applicable.
Item 4. Purpose of Transaction
     The purpose of this filing is to report the amendment, on April 22, 2010, by the Reporting Person of a prepaid variable forward sale contract that was entered into on February 9, 2009, with an unaffiliated third party buyer (the “Buyer”). The contract, as originally executed, obligated the reporting person to deliver to the Buyer up to 4,750,000 shares of PHM common stock (or, at the Reporting Person’s election, an equivalent amount of cash based on the market price of PHM common stock at that time) ratably over a five-day period consisting of June 9, 10, 11, 14 and 15, 2010 (each, a “Maturity Date”). In exchange for assuming this obligation, the Reporting Person received a cash payment of $42,337,803.30. The Reporting Person pledged 4,750,000 shares of PHM common stock (the “Pledged Shares”) to secure his obligations under the contract, and retained voting and certain dividend rights in the Pledged Shares during the term of the pledge. The number of shares of PHM common stock to be delivered to the Buyer upon the maturity of the contract would be determined as follows: (a) with respect to each Maturity Date, if the closing price of PHM common stock on such Maturity Date (the “Settlement Price”) would be less than or equal to $9.1952 (the “Floor Price”), the Reporting Person would deliver to the Buyer 950,000 shares of PHM common stock (i.e., the ratable portion of the Pledged Shares to be delivered with respect to each Maturity Date); (b) if the Settlement Price would be between the Floor Price and $13.9422 (the “Cap Price”), the

Page 3 of 8 pages

CUSIP No. 745867101
Reporting Person would deliver to the Buyer a number of shares of PHM common stock equal to 950,000 shares multiplied by a fraction, the numerator of which would be the Floor Price and the denominator of which would be the Settlement Price; and (c) if the Settlement Price would be equal to or greater than the Cap Price, the Reporting Person would deliver to the Buyer the number of shares of PHM common stock equal to 950,000 shares multiplied by a fraction, the numerator of which would be the Floor Price plus the excess of the Settlement Price over the Cap Price, and the denominator of which would be the Settlement Price.
     The amended contract with the Buyer (the “Amended Prepaid Forward Contract”) covers the same number of shares of PHM common stock and is on the same terms, including the pledging of such shares, as the original contract with the Buyer except as follows: (i) the net cash payment in connection with the amendment is zero, and the amended prepayment amount is $44,933,886.60; (ii) the “Maturity Dates” are April 23, 24, 25, 26 and 27, 2012; (iii) the “Floor Price” is $11.1047; and (iv) the “Cap Price” is $17.4991.
     The Reporting Person may, from time to time, acquire additional Common Shares from time to time for investment purposes if market conditions are favorable. The Reporting Person may also dispose of some or all of the Common Shares that he beneficially owns, periodically, by public or private sale, gift, pledge or otherwise, including, without limitation, sales of Common Shares by the Reporting Person pursuant to Rule 144 under the Securities Act of 1933, as amended, through additional prepaid variable forward sale contracts, or otherwise. The Reporting Person reserves the right not to acquire Common Shares or not to dispose of all or part of such Common Shares if he determines such acquisition or disposal is not in his best interests at that time.
     Other than as described above and the December 2008 Contract (as defined in Item 5 below), the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of PHM, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving PHM or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of PHM or any of its subsidiaries, (d) any change in the present board of directors or management of PHM, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in PHM’s present capitalization or dividend policy, (f) any other material change in PHM’s business or corporate structure, (g) any changes in PHM’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of PHM by any person, (h) causing a class of securities of PHM to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of PHM’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

Page 4 of 8 pages

CUSIP No. 745867101
Item 5. Interest in Securities of the Issuer
     (a) The number and percentage of shares of Common Shares beneficially owned by the Reporting Person as of April 26, 2010, are as follows:

Number (1)(2)(3)(4)(5)	Percent (6)
41,476,791	10.9%

(1)	Includes (i) 41,342,634 Common Shares that are owned by trusts of which the Reporting Person is the sole trustee, and (ii) 134,157 Common Shares held on behalf of the Reporting Person in the Pulte Homes, Inc. 401(k) Plan as of April 26, 2010.

(2)	22,243,034 Common Shares owned by the Reporting Person are pledged as security for loans or guarantees of the Reporting Person.

(3)	5,000,000 Common Shares owned by the Reporting Person are subject to a prepaid variable forward contract such contract entered into on December 8, 2008, which matures on December 22, 2010 (the “December 2008 Contract”), and are pledged as collateral to secure the Reporting Person’s obligations under such contract.

(4)	4,750,000 Common Shares owned by the Reporting Person are subject to the Amended Prepaid Forward Contract and are pledged to secure the Reporting Person’s obligations under such contract.

(5)	Does not include 134,606 Common Shares owned by Karen Pulte, the Reporting Person’s wife, or approximately 7,973 Common Shares held on behalf of Karen Pulte in the Pulte Homes, Inc. 401(k) plan as of April 26, 2010, shares to which the Reporting Person disclaims beneficial ownership.

(6)	Based on the 382,266,905 Common Shares reported as being outstanding as of February 15, 2010, by PHM in its Annual Report on Form 10-K for the fiscal year ended December 31, 2009.
     (b) The Reporting Person has sole voting power over the 41,476,791 Common Shares reported above as beneficially owned by him. He has sole dispositive power with respect to 31,726,791 Common Shares and shared dispositive power with respect to 9,750,000 Common Shares.
     (c) There were no other transactions in PHM’s Common Shares effected by the Reporting Person during the past 60 days, except that, from February 26, 2010 through April 26, 2010, 1,393 Common Shares were allocated, on a net basis, to the Reporting Person’s account under the Pulte Homes, Inc. 401(k) Plan to reflect payroll contributions, involuntary withdrawals

Page 5 of 8 pages

CUSIP No. 745867101
and adjustments to such account. Such Common Shares were purchased or sold for the account based on the then prevailing market price, ranging from $10.83 per share to $11.23 per share.
     (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person; except that, pursuant to the terms of the Amended Prepaid Forward Contract and the Prior Prepaid Contract, the applicable buyer has the right to receive any excess dividends or extraordinary dividends that may be paid by PHM with respect to the 9,750,000 Common Shares subject to such contracts.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     134,157 Common Shares are held on behalf of the Reporting Person in the Pulte Homes, Inc. 401(k) Plan. 22,243,034 Common Shares are pledged as security for loans or guarantees of the Reporting Person.
     4,750,000 Common Shares are covered by the Amended Prepaid Forward Contract (as described under Item 4 above).
     5,000,000 Common Shares owned by the Reporting Person are covered by the December 2008 Contract. The December 2008 Contract obligates the Reporting Person to deliver to the buyer under the contract, on December 22, 2010 (the “December 2010 Settlement Date”), up to 5,000,000 Common Shares (or, at the Reporting Person’s election, an equivalent amount of cash based on the average market price of the Common Shares determined as described below). The Reporting Person pledged 5,000,000 Common Shares to secure his obligations under the contract, and retained dividend and voting rights in the Pledged Shares during the term of the pledge (except any excess or extraordinary dividends that may be paid by PHM with respect to such pledged shares). The number of Common Shares (or the cash equivalent) to be delivered to the buyer on the December 2010 Settlement Date is to be determined as follows: (a) if the average of the volume-weighted average price per share of Common Shares on each of the ten (10) NYSE trading days ending on and including the December 2010 Settlement Date (the “December 2010 Settlement Price”) is less than or equal to $9.1854, the Reporting Person will deliver to the buyer all of the shares pledged under the December 2008 Contract; (b) if the December 2010 Settlement Price is between $9.1854 and $13.7208, the Reporting Person will deliver to the buyer a number of Common Shares equal to 5,000,000 multiplied by a fraction, the numerator of which is $9.1854 and the denominator of which is the December 2010 Settlement Price; and (c) if the December 2010 Settlement Price is equal to or greater than $13.7208, the Reporting Person will deliver to the buyer the number of Common Shares equal to 5,000,000 multiplied by a fraction, the numerator of which is $9.1854 plus the excess of the December 2010 Settlement Price over $13.7208, and the denominator of which is the December 2010 Settlement Price.

Page 6 of 8 pages

CUSIP No. 745867101
Item 7. Material to be Filed as Exhibits
1.	Pulte Homes, Inc. 401(k) Plan (Incorporated by reference to Exhibit 4.3 of PHM’s Registration Statement on Form S-8, No. 333-115570)

Page 7 of 8 pages

CUSIP No. 745867101
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2010	/s/ William J. Pulte
William J. Pulte

Page 8 of 8 pages